UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CPS Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

126389105
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed

	[X] Rule 13d-1(b)
	[_] Rule 13d-1(c)
	[_] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


	SCHEDULE 13G
CUSIP No. 126389105
1
Names of Reporting Persons

Visionary Wealth Advisors (Tax ID: 46-5210986)
2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]  (b) [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  2600

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  215042
9
Aggregate Amount Beneficially Owned by Each Reporting Person

215042
10
Check box if the aggregate amount in row 9 excludes certain shares (See Instructions)
[ ]
11
Percent of class represented by amount in row (9)

5.18%
12
Type of Reporting Person (See Instructions)

IA


Item 1.
(a)	Name of Issuer:
       CSP Inc.
(b)	Address of Issuers Principal Executive Offices:
       175 Cabot Street, Suite 210, Lowell, MA 01854
Item 2.
(a) Name of Person Filing:
Visionary Wealth Advisors
(b) Address of Principal Business Office or, if None, Residence:
1405 North Green Mount Rd., Suite 500, OFallon, IL 62208
(c) Citizenship:
Delaware
(d) Title and Class of Securities:
Common Stock
(e) CUSIP No.:
126389105

Item 3. 	If this statement is filed pursuant to Section 240.13d-1(b)
 or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the 1940 Act;
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
 accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J),
please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  215042
 (b)	Percent of Class:  5.18%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 2600
	(ii)	Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 215042
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

	N/A


Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
	N/A
Item 8.	Identification and classification of members of the group.
	N/A
Item 9.	Notice of Dissolution of Group.
	N/A
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISIONARY WEALTH ADVISORS
Dated: February 14, 2020
/s/ Ryan Barke
Ryan Barke, Chief Compliance Officer